SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Bloomin’ Brands, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

094235 108

(CUSIP Number)

April 17, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Chris T. Sullivan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,707,195
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,707,195
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,707,195
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.17%
12.	TYPE OF REPORTING PERSON IN

1.	NAMES OF REPORTING PERSONS CTS Equities Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,307,899
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,307,899
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,307,899
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.85%
12.	TYPE OF REPORTING PERSON PN

1.	NAMES OF REPORTING PERSONS CTS Equities, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 2,307,899
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,307,899
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,307,899
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.85%
12.	TYPE OF REPORTING PERSON OO

1.	NAMES OF REPORTING PERSONS Chris T Sullivan Foundation Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OR ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5.	SOLE VOTING POWER 399,296
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 399,296
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 399,296
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11.	PERCENTAGE OF CLASS REPRESENTED BY AMOUNT IN ROW 9 .32%
12.	TYPE OF REPORTING PERSON CO

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13G (this “Amendment”) amends and restates in their entirety the items included herein contained in the Schedule 13G filed by CTS Equities Limited Partnership, CTS Equities, LLC, Chris T. Sullivan and the Chris T. Sullivan Foundation Inc. (the “Reporting Persons”) on February 14, 2013 as amended by Amendment No. 1 on February 14, 2014 relating to the common stock, $0.01 par value (the “Common Stock”), of Bloomin’ Brands, Inc., a Delaware corporation (the “Issuer”). Chris T. Sullivan is a limited partner of CTS Equities Limited Partnership (“CTSLP”) and the sole member of CTS Equities, LLC, which is the sole general partner of CTSLP. Chris T Sullivan Foundation Inc. (“CTS Foundation”) is a charitable foundation for which Chris T. Sullivan serves as the trustee.

Item 4. Ownership.

(a)	Amount beneficially owned:

CTS Equities Limited Partnership	2,307,899
CTS Equities, LLC	2,307,899
Chris T. Sullivan	2,707,195
Chris T Sullivan Foundation Inc.	399,296

(b)	Percent of class:

CTS Equities Limited Partnership	1.85%
CTS Equities, LLC	1.85%
Chris T. Sullivan	2.17%
Chris T Sullivan Foundation Inc.	0.32%

(c)	Number of shares as to which each person has:

(i)	Sole power to vote or to direct the vote:

CTS Equities Limited Partnership	2,307,899
CTS Equities, LLC	2,307,899
Chris T. Sullivan	2,707,195
Chris T Sullivan Foundation Inc.	399,296

(ii)	Shared power to vote or to direct the vote:

CTS Equities Limited Partnership	0
CTS Equities, LLC	0
Chris T. Sullivan	0
Chris T Sullivan Foundation Inc.	0

(iii)	Sole power to dispose or to direct the disposition of:

CTS Equities Limited Partnership	2,307,899
CTS Equities, LLC	2,307,899
Chris T. Sullivan	2,707,195
Chris T Sullivan Foundation Inc.	399,296

(iv)	Shared power to dispose or to direct the disposition of:

CTS Equities Limited Partnership	0
CTS Equities, LLC	0
Chris T. Sullivan	0
Chris T Sullivan Foundation Inc.	0

CTSLP, Chris T. Sullivan and CTS Foundation (collectively, the “CTS Parties”) are no longer parties to certain arrangements relating to the disposition of shares of Common Stock with (i) BCIP Associates – G, BCIP TCV, LLC, Bain Capital Integral Investors 2006, LLC, Bain Capital (OSI) IX, L.P. and Bain Capital (OSI) IX Coinvestment, L.P. (collectively, the “Bain Parties”) and (ii) Catterton Partners VI – Kangaroo, L.P. and Catterton Partners VI – Kangaroo Coinvest, L.P. (collectively, the “Catterton Parties”), and as a result, the CTS Parties, the Bain Parties and the Catterton Parties may no longer be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934.

The percentages of Common Stock held set forth herein are based on 124,921,652 shares of Common Stock outstanding as of February 25, 2014, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 3, 2014.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 9. Dissolution of a Group.

See item 4.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 17, 2014

By:	/s/ Chris T. Sullivan
Chris T. Sullivan

CTS EQUITIES LIMITED PARTNERSHIP

	By:	CTS EQUITIES, LLC, its General Partner

	By:	/s/ Chris T. Sullivan
Chris T. Sullivan, Manager

CTS EQUITIES, LLC

	By:	/s/ Chris T. Sullivan
Chris T. Sullivan, Manager

CHRIS T SULLIVAN FOUNDATION INC.

	By:	/s/ Chris T. Sullivan
Chris T. Sullivan, President